EXHIBIT 21

List of Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
ClearPoint Neuro (Canada) Inc.	Canada (New Brunswick)
ClearPoint Neuro UK Ltd	United Kingdom
ClearPoint Neuro Germany GmbH.	Germany
ClearPoint Neuro Italy, S.r.l.	Italy
ClearPoint Holdings, LLC	Delaware
IRRAS, AB	Sweden
IRRAS USA, Inc.	Delaware